

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Anthony Porcheron
Chief Executive Officer
Atlantic Coastal Acquisition Corp.
1 Woodbury Mews
Dun Laoghaire
Dublin, Ireland A96 ED72

   Re: Atlantic Coastal Acquisition Corp.
     Form 10-K for the Fiscal Year ended December 31, 2022
     Filed April 21, 2023
     File No. 001-40158

Dear Anthony Porcheron:

  We issued comments on the above captioned filing on September 8, 2023. On November 29, 2023, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact Mark Wojciechowski at 202-551-3759 or Karl Hiller at 202-551-3686 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation